FILE 82-4297

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

29 June, 2007

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Releases published by the Company on 12 June, 2007.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KONECRANES PLC

Paul Lönnfors
IR Manager

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

KONECRANES APPOINTS TEO OTTOLA AS NEW CFO

Teo Ottola (MSc) has been appointed Chief Financial Officer (CFO) at Konecranes Plc. His areas of responsibility will be business control, accounting, financing and investor relations. The present CFO, Teuvo Rintamäki, announced his resignation in February 2007, but he will continue as CFO until Mr Ottola has settled in to his new position. Mr Ottola will be a member of the Konecranes Group Executive Board and will report to Pekka Lundmark, President & CEO. Mr Ottola will start in his new position on 20 August 2007.

Mr Ottola has worked at Elcoteq SE since 1996 and has been the company's CFO since 2004. Elcoteq SE is an OMX Helsinki listed company with net sales of MEUR 4,284 (2006) that specializes in electronics manufacturing services. At Elcoteq Mr Ottola is a member of the Management Team and reports to the CEO. He is responsible for business control and accounting, treasury, communications and investor relations, legal affairs and risk management. Mr Ottola is 38 years old.

"Teo Ottola has an excellent background with significant professional experience of finance and investor relations in a large international organization consisting of several geographical regions and global business areas. This equips him perfectly for supporting Konecranes' growth ambitions in the global market," says Pekka Lundmark.

This press release together with a downloadable picture of Mr Ottola and his CV is available at our website www.konecranes.com

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1,483 million. The Group has 7,800 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes plc
Pekka Lundmark, President and CEO, tel. +358 20 427 2000
Teo Ottola, Chief Financial Officer, tel. +358 50 521 1064

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

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